[DECHERT LETTERHEAD]

December 7, 2018

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Russell Investment Company

File Nos. 002-71299 and 811-03153

Dear Sir or Madam:

Transmitted herewith for filing on behalf of Russell Investment Company (the “Trust”), pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy of Post-Effective Amendment No. 244 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

The Amendment contains three prospectuses and three statements of additional information, and is being filed in connection with the Trust’s annual update of its Registration Statement to update certain financial information and make other changes to the Trust’s disclosure documents. Please note that the Trust had previously registered Class C1 Shares of certain of the Funds, but determined not to proceed with the issuance of shares. As a result, Class C1 Shares were marked as inactive on EDGAR. The Trust has now determined to proceed with the issuance of Class C1 Shares. As a result, the Registration Statement has been revised to reincorporate Class C1 Shares-related disclosure. This disclosure is substantially similar to the disclosure included in Post-Effective Amendments 226 and 230. Additionally, the Trust has reactivated Class C1 Shares on EDGAR.

Pursuant to Rule 485(a)(1), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective 60 days after filing. No fees are required in connection with this filing. Please contact me at (617) 728-7164 or John V. O’Hanlon, Esq. at (617) 728-7111 with any comments or questions concerning this Amendment. Thank you in advance for your consideration.

Very truly yours,

/s/ Colleen M. Evans
Colleen M. Evans

cc: John V. O’Hanlon, Esq. Mary Beth Rhoden Albaneze, Esq.